1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	July 5, 2016	By	/s/ Zhang Baocai

		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Form of Proxy for Use at the 2016 First Extraordinary General Meeting

to be Held on Friday, 19 August 2016

The Number of Shares Represented by the Form of Proxy (note 1)

I/We (note 2),

Address (note 2)                                                                                                                                                                                              being the registered holder(s) of H shares of RMB 1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT (note 3) the Chairman of the 2016 first extraordinary general meeting of the Company (the “EGM”) or                                                                                                                                                                                                  of                                                                                                                                                                                                          as my/our proxy/proxies to attend on my/our behalf at the EGM (and/or at any adjournment thereof) to be held at the headquarter of the Company at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China (the “PRC”) at 9:00 a.m. on Friday, 19 August 2016. The proxy/proxies will vote on the resolutions listed in the notice of EGM as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

	RESOLUTIONS	FOR (note 4)	AGAINST (note 4)	ABSTAIN (note 4)
1.	Ordinary Resolution: “THAT, to consider and approve the proposal in relation to the Company in compliance with the requirements of non-public issuance of shares ..” Details of the aforesaid proposal were contained in the overseas regulatory announcement of the Company published on the website of the Stock Exchange on 16 June 2016.
2.	Special Resolution: “THAT, to consider and approve the proposal in relation to the plan of non-public issuance of shares to specific subscribers by the Company ..” Details of the aforesaid proposal were contained in the announcement of the Company dated 16 June 2016 in relation to non-public issuance of A Shares and the announcement dated 4 July 2016 in relation to the adjustment to the issue price.	/	/	/
(2.01)	Class and nominal value of shares to be issued
(2.02)	Method and time of issuance
(2.03)	Issue price and pricing principle

	RESOLUTIONS	FOR (note 4)	AGAINST (note 4)	ABSTAIN (note 4)
(2.04)	Number of shares to be issued
(2.05)	Use of Proceeds
(2.06)	Lock-up period
(2.07)	Arrangement relating to the accumulated undistributed profits
(2.08)	Validity of resolution
(2.09)	Place of listing
(2.10)	Method of subscription
3.	Ordinary Resolution: “THAT, to consider and approve the proposal in relation to the feasibility analysis report of utilizing the proceeds raised from the non-public issuance of A Shares by Yanzhou Coal Mining Company Limited ..” Details of the aforesaid proposal were contained in the overseas regulatory announcement of the Company published on the website of the Stock Exchange on 16 June 2016.
4.	Special Resolution: “THAT, to consider and approve the proposal in relation to the non-public issuance of A Shares by Yanzhou Coal Mining Company Limited .” Details of the aforesaid proposal were contained in the overseas regulatory announcement of the Company published on the website of the Stock Exchange on 16 June 2016.
5.	Ordinary Resolution: “THAT, to consider and approve the proposal in relation to the authorization to the Board by the Shareholders to deal with matters in relation to the non-public issuance of A Shares at its full discretion .” Details of the aforesaid proposal were contained in the overseas regulatory announcement of the Company published on the website of the Stock Exchange on 16 June 2016.
6.	Ordinary Resolution: “THAT, to consider and approve the proposal in relation to the dilution of immediate return and remedial measures upon the non-public issuance of A Shares by the Company .” Details of the aforesaid proposal were contained in the overseas regulatory announcement of the Company published on the website of the Stock Exchange on 16 June 2016.
7.	Ordinary Resolution: “THAT, to consider and approve the proposal in relation to certain commitments by the controlling Shareholders, Directors and senior management of the Company on the recovery of immediate return .” Details of the aforesaid proposal were contained in the overseas regulatory announcement of the Company published on the website of the Stock Exchange on 16 June 2016.
8.	Ordinary Resolution: “THAT, to consider and approve the proposal in relation to the plan for return to the Shareholders for the forthcoming three years (2016-2018) of Yanzhou Coal Mining Company Limited ..” Details of the aforesaid proposal were contained in the overseas regulatory announcement of the Company published on the website of the Stock Exchange on 16 June 2016.
9.	Special Resolution: “THAT, to consider and approve the proposal in relation to the amendments to the Articles of Association .” Details of the aforesaid proposal were contained in the announcement of the Company dated 16 June 2016 in relation to the proposed amendments of Articles of Associations.

Signature (note 5):	Date:	2016

Notes:

*	Unless otherwise indicated, capitalized terms used in this form of proxy shall have the same meanings as those defined in the announcement of the Company dated 16 June 2016 in relation to the Additional A Shares Issue.
1.	Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name.
2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.
3.	If the person other than the Chairman of the EGM is to be appointed as proxy, please delete “the Chairman of the 2016 first extraordinary general meeting or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.
4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked “ABSTAIN”, and your voting will be counted in the total number of votes cast in that resolution for the purpose of calculating the result of that resolution. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the EGM other than those referred to in the notice of EGM dated 4 July 2016.
5.	This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.
6.	To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof.
7.	A proxy attending the EGM must present his proof of identity.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC